Exhibit 99.3

NOMINATING COMMITTEE CHARTER

FOR EDIETS.COM, INC.

I. COMPOSITION AND QUALIFICATIONS

The Nominating Committee (the “Committee”) of the Board of Directors (the “Board”) of eDiets.com, Inc. (the “Company”) shall be comprised of the minimum number of members of the Board constituting a majority of the independent directors, as determined in accordance with the rules of the Nasdaq Stock Market. No member of the Board may serve on the Committee if such person is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of at least 2.5% of the issued and outstanding voting capital stock of the Company.

II. APPOINTMENT AND REMOVAL

While the committee members are independent in their fiduciary role of acting in the best interest of the majority of eDiets shareholders, it is their duty to consult with eDiets management. Initially, two independent directors shall be appointed by the Board to the Committee and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. The members of the Committee may be removed, with or without cause, by a majority vote of the Board. As soon as reasonably practicable after the Board is expanded to include two additional members, each of whom is determined by the Board to be independent in accordance with the rules of the Nasdaq Stock Market, the Committee shall be expanded to include the minimum number of members of the Board constituting a majority of the independent directors of the Board.

III. DUTIES AND RESPONSIBILITIES

The duties of the Committee of the Board are as follows:

1.	Make recommendations regarding the size and composition of the Board.

2.	Establish and recommend to the Board criteria for the selection of new directors to serve on the Board.

3.	Identify individuals qualified to become Board members, which duties shall include a review of any candidates recommended or submitted by shareholders, consistent with criteria approved by the Board.

4.	Notwithstanding any provision contained herein to the contrary, until such time as the Committee has recommended for approval by the Board two additional independent directors submitted to the Committee for consideration by David Humble, and the Board has approved such persons to be members of the Board, the Committee shall only recommend to the Board nominees for Board membership who are submitted to the Committee by David Humble. As soon as the Committee is expanded to include an individual who was recommended by David Humble and approved by the Committee and the Board, the Committee shall have exclusive authority to make all further recommendations to the Board regarding all nominees for Board membership.

5.	Report regularly to the Board.

IV. ADVISORS

The Committee shall have the exclusive authority, at the expense of the Company, to retain any search firms to be used to identify director candidates (including authority to approve fees and other terms of engagement), and such outside counsel and other advisors as it seems appropriate in its sole discretion.